Filed by Summit Properties Partnership, L.P.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Summit Properties, Inc.
Commission File No.: 001-12792

SUMMIT ANNOUNCES PRO RATA FIRST QUARTER 2005 DIVIDEND

Charlotte, North Carolina—February 10, 2005—Summit Properties Inc. (NYSE: SMT) The Board of Directors of Summit Properties Inc., has declared, subject to the closing of the previously announced merger of Summit with and into Camden Summit, Inc., a wholly owned subsidiary of Camden Property Trust, a dividend to holders of record as of the close of business on the last full business day immediately preceding the day on which the merger becomes effective equal to the pro rata portion of Summit’s regular quarterly dividend of $0.3375 per share. Provided that all of the conditions to the merger are satisfied or waived, including the receipt of the required approvals of Camden shareholders, Summit stockholders and the limited partners of Summit Properties Partnership, L.P., the merger is expected to close on February 28, 2005. The amount of the closing dividend will be $0.22125 per share if the merger closes on February 28, 2005, increasing by $0.00375 for each full day after February 28, 2005, until the day on which the merger becomes effective. The dividend is payable on the fourth business day following the day on which the merger becomes effective.

In addition to historical information, this press release contains forward-looking statements under the federal securities law, including without limitation, the expectation that the merger will close on February 28, 2005. These statements are based on current expectations, estimates and projections about the industry and markets in which Summit operates, management’s beliefs, and assumptions made by management. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict.

Summit Properties Inc. is a real estate investment trust that focuses on the operation, development, and acquisition of luxury apartment communities. As of December 31, 2004, Summit owned or held an ownership interest in 48 communities comprised of 15,002 apartment homes with an additional 1,834 apartment homes under construction in four new communities. Summit Properties Inc. is also the general partner of Summit Properties Partnership, L.P.

For additional information, contact Summit at (704) 334-3000, email Summit at email@summitproperties.com, or visit Summit’s website at www.summitproperties.com

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Summit with and into a subsidiary of Camden, on January 25, 2005, Summit began mailing its definitive proxy statement, together with a proxy card and election form, and Summit Properties Partnership, L.P. began mailing a consent solicitation/prospectus, together with an election form. Camden filed with the Securities and Exchange Commission a registration statement on Form S-4 that contains a joint proxy statement/prospectus and Camden and Summit Properties Partnership, L.P. filed a joint registration statement on Form S-4 that contains a consent solicitation/prospectus. INVESTORS AND SECURITY HOLDERS OF CAMDEN, SUMMIT AND SUMMIT PROPERTIES PARTNERSHIP, L.P. ARE URGED TO READ THE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CAMDEN, SUMMIT AND THE

MERGER. The relevant materials, and any other documents filed by Camden, Summit or Summit Properties Partnership, L.P. with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Camden by directing a written request to Camden Property Trust, 3 Greenway Plaza, Suite 1300, Houston, TX 77046, Attention: Investor Relations, and free copies of the documents filed with the SEC by Summit and Summit Properties Partnership, L.P. by directing a written request to Summit Properties Inc. 309 East Morehead Street, Suite 200, Charlotte, NC 28202, Attention: Investor Relations. In addition, copies of Summit’s proxy materials and Summit Properties Partnership’s consent solicitation/prospectus may be requested by contacting Summit’s proxy solicitor, Georgeson Shareholder at (877) 868-4940. Investors and security holders are urged to read the joint proxy statement/prospectus and the consent solicitation/prospectus and the other relevant materials before making any voting or investment decision with respect to the merger.

Camden, Summit and their respective executive officers, trust managers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Camden and Summit in connection with the merger. Information about those executive officers and trust managers of Camden and their ownership of Camden common shares is set forth in the proxy statement for Camden’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 30, 2004. Information about the executive officers and directors of Summit and their ownership of Summit common stock is set forth in the proxy statement for Summit’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Camden, Summit and their respective executive officers, trust managers and directors in the merger by reading the joint proxy statement/prospectus and the consent solicitation/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Contact: Gregg D. Adzema, Executive Vice President and CFO